SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

ALPHA PRO TECH, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

020772109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

___________

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020772109	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS

Sheldon Hoffman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

947,689

6.	SHARED VOTING POWER

44,325

7.	SOLE DISPOSITIVE POWER

947,689

8.	SHARED DISPOSITIVE POWER

44,325

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

992,014

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.1%(1)

12.	TYPE OF REPORTING PERSON

IN

(1)  Based on 16,301,054 shares of Common Stock of Alpha Pro Tech, Ltd. outstanding as of October 31, 2016, as reported by Alpha Pro Tech, Ltd. in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 020772109	13G	Page 2 of 4 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Alpha Pro Tech, Ltd.

(b)	Address of Issuer's Principal Executive Offices:

60 Centurian Drive, Suite 112 Markham, Ontario L3R 9R2

Item 2.

(a)	Name of Person Filing:

Incorporated by reference from Item 1 of the Cover Pages.

(b)	Address of Principal Business Office or, if none, Residence:

Sheldon Hoffman 89 Skymark Drive Unit #807 North York, Ontario, Canada M2H 3S6

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Pages.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Pages.

(e)	CUSIP Number:

Incorporated by reference from the Cover Pages.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Pages.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Pages.

CUSIP No. 020772109	13G	Page 3 of 4 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Pages.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Pages.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Pages.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership reported for Sheldon Hoffman, 44,325 shares are held by Mr. Hoffman’s spouse, who has the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 020772109	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017
Date

/s/ Sheldon Hoffman
Sheldon Hoffman